January 8, 2009

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	United America Indemnity, Ltd. Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed: November 10, 2008 File #000-50511

Dear Mr. Rosenberg,

This letter is in response to the letter sent by the Securities and Exchange Commission (“SEC” or the “Commission”) dated December 12, 2008. For your convenience we have included your comments (in bold text) in this letter and have included our response immediately after each comment.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

SEC Comment 1

Form 10-Q for the Quarterly period ended September 30, 2008

Notes to Consolidated Financial Statements

3. Investments, page 6

1.	Please revise your disclosure to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

In future filings, beginning with our December 31, 2008 Annual Report on Form 10-K, we will update our disclosure in footnote 3, which is the “Investments” footnote to our consolidated financial statements, as provided below. (We have used the information from our September 30, 2008 Quarterly Report on Form 10-Q for illustrative purposes.)

As of September 30, 2008, the Company held insurance enhanced municipal bonds of approximately $152.5 million, which represented approximately 12.4% of the Company’s total invested assets. These securities had an average rating of “AA”. Approximately $52.7 million of these securities are pre-refunded with U.S. treasury securities meaning that funds have been set aside in escrow to satisfy the future interest and principal obligations of the bond. Of the remaining $99.8 million of insurance enhanced municipal bonds, $45.8 million would have carried a lower credit rating had they not been insured.  The following table provides a breakdown of the ratings for these municipal bonds with and without insurance.

($ in millions)

Rating	Ratings With Insurance	Ratings Without Insurance
AAA	$34.5	$—
AA	7.3	16.6
A	2.4	18.9
BBB	1.6	2.6
Rating Not Available		7.7
Total	$45.8	$45.8
A summary of the Company’s insurance enhanced municipal bonds that are backed by financial guarantors, including the pre-refunded bonds that are escrowed in U.S. government obligations, is as follows:
($ in millions)

			Exposure Net of
		Pre-refunded	Pre-refunded
Financial Guarantor	Total	Securities	Securities
Ambac Financial Group	$31.2	$13.9	$17.3
Assured Guaranty Corp	0.4	—	0.4
Financial Guaranty Insurance Company	22.0	6.7	15.3
Financial Security Assurance, Inc.	48.6	14.5	34.1
Municipal Bond Insurance Association	50.3	17.6	32.7
Total	$152.5	$52.7	$99.8
As of September 30, 2008, the Company also held unrated insurance enhanced asset-backed securities with a market value of approximately $3.1 million, which represented approximately 0.3% of the Company’s total invested assets. The financial guarantors of the Company’s $3.1 million of insurance enhanced asset-backed securities include Financial Guaranty Insurance Company ($1.6 million) and the Municipal Bond Insurance Association ($1.5 million).
The Company had no direct investments in the entities that have provided financial guarantees or other credit support to any security held by the Company at September 30, 2008.
SEC Comment 2
Form 10-Q for the Quarterly period ended September 30, 2008
Notes to Consolidated Financial Statements
3. Investments, page 6
2.	Please revise your disclosure here or in your MD&A to include more information on how the information obtained from your outside investment managers is used in developing the fair value measurements in the consolidated financial statements.
The Company included its “Fair Value Measurements” disclosure within Note 4 to its Consolidated Financial Statements in its September 30, 2008 Form 10-Q. In response to your comment, we will also include the material aspects of that disclosure, updated as appropriate, in the “Investments” section of “Critical Accounting Estimates” within the MD&A in the Company’s future filings on Forms 10-K and 10-Q. Future disclosure in our MD&A and in the notes to our consolidated financial statements would also contain information related to the other comments raised in your letter and set forth below.
Please include the following:
•	The number of quotes or prices you or your investment managers generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
Our primary investment manager (the “Investment Manager”), receives prices from multiple sources, selects the most appropriate source for each of the Company’s securities, and provides the Company with one price for each of its securities.

The Investment Manager contracts with several vendors to provide investment pricing, but for each individual security, uses only one vendor at a time. The Investment Manager initially selects the vendor whose pricing of a security on the date of purchase is the most appropriate compared to the execution price for the security. The Investment Manager’s pricing committee (the “Pricing Committee”) then meets prior to each month end to examine the pricing data for each security. If the period over period vendor’s price for the security is outside of acceptable tolerance levels, the Pricing Committee will examine the pricing data of the other vendors for that security. As part of this process, the Pricing Committee may ask the Investment Manager’s traders for input as to which vendor is providing prices that the traders believe are reflective of fair value for the security. The Pricing Committee may also discuss the pricing variance with the vendor. Following this process, the Pricing Committee may decide to select a different vendor to price the security if it believes that vendor’s pricing is more reflective of the security’s value than the original vendor’s pricing. If a price cannot be obtained from a pricing vendor, the Pricing Committee will solicit prices from brokers. A negligible amount of securities in the Company’s portfolio requires broker pricing.
The Pricing Committee then meets monthly to, among other things, (1) select the vendor that will provide pricing for each new security purchased during that month, (2) review and approve any pricing sources changed during month end pricing, (3) review the established pricing tolerance for month-end valuations; (4) review any securities for which valuations had not been obtained; (5) review and approve all price changes exceeding the established pricing tolerance, all securities having negative yields and all securities with unchanged valuations for more than two month over month periods; (6) review all buy/sell trades versus recorded vendor/broker supplied valuations; (7) review and approve all month-end valuations; (8) approve any required amendments to the pricing procedures; and (9) confirm that pricing and supporting documentation was appropriately filed.
•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services or from your outside investment managers;
The Company has not needed to adjust quotes or prices obtained from the Investment Manager; however, if the procedures noted below caused us to believe a different fair value was required, an adjustment would be made.
•	Whether the quotes you receive are binding or non-binding; and
The quotes received from the Investment Manager are not binding.
•	In addition to describing the validation process performed by your investment managers, discuss the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
In addition to the Investment Manager’s pricing validation process described above, the Company performs certain procedures to validate whether the pricing information received from the Investment Manager is reasonable, to ensure that the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that its assets are properly classified in the fair value hierarchy. The Company’s procedures include, but are not limited to:
•	Examining market value changes on an overall portfolio basis to determine if the market value reported by the Investment Manager appears reasonable. Duration of the portfolio and changes to benchmark yields are compared to the market value change reported by the Investment Manager to make this determination. The Company does not validate pricing at the individual security level.

•	Reviewing periodic reports provided by the Investment Manager that provides information regarding rating changes and securities placed on watch. This procedure allows the Company to understand why a particular security’s market value may have changed.

•	Understanding and periodically evaluating the various pricing methods and procedures used by our Investment Manager to ensure that investments are properly classified within the fair value hierarchy.

Please contact us if you have additional questions or comments.

Respectfully,

Thomas McGeehan
Interim Chief Financial Officer
United America Indemnity, Ltd.